March 12, 2010
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng, Esq.

Re:	SS&C Technologies Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed February 25, 2010 File No. 333-164043
Ladies and Gentlemen:
     On behalf of SS&C Technologies Holdings, Inc. (the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 3 is being filed in response to comments contained in a letter dated March 10, 2010 from Maryse Mills-Apenteng, Special Counsel, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to William C. Stone, the Company’s Chairman and Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company or its wholly owned subsidiary, SS&C Technologies, Inc. (“SS&C”). The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3. Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.
     On behalf of the Company, we advise you as follows:

Maryse Mills-Apenteng
March 12, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44
Liquidity and Capital Resources, page 62
1.	We note that when you updated your discussion of changes in net cash provided by operating activities for fiscal 2009, you removed disclosure that provided explanations for changes in operating assets and liabilities (e.g., timing of collections, changes in DSO, timing of sales, etc.). Please revise to provide similar disclosure for material changes pursuant to Section IV of SEC Release 33-8350. Also, please revise your disclosure on page 62 to refer to an increase in accounts receivable versus decrease.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 63 of Amendment No. 3.
Management, page 95
Compensation Discussion and Analysis, page 100
Discretionary Annual Cash Bonus, page 102
2.	We note your response to prior comment 8, and your disclosure that the principal factors that your chief executive officer took into account in determining the size of the pool were actual EBITDA, improvement in your strategic market position, and assurance of debt covenant compliance and meeting your short-term cash needs. As previously requested, please revise to specifically discuss how these factors impacted the size of the bonus pool. As an example, you might consider disclosing whether these factors resulted in an increase or decrease in the size of the bonus pool as compared to the previous year.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 104 of Amendment No. 3.
Stock Option Awards, page 104
3.	We note your disclosure on page 107 that on February 16, 2010, you entered into an amended and restated stock option agreement with Mr. Stone governing an option to purchase 75,000 shares of your common stock (originally granted on February 17, 2000), and amended the option to make it an option to purchase 75,000 shares of your Class A non-voting common stock at an exercise price of $7.34 per share. Please explain why the stock option agreement was amended.

Response:	Under applicable interpretations of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “Act”), the exercise by Mr. Stone of an option to acquire voting common stock of the Company would have created a requirement to file a pre-exercise notification under the Act.

Maryse Mills-Apenteng
March 12, 2010

Such a filing would have triggered a significant fee and imposed a delay in exercise in connection with an option that was due to expire. The option agreement was therefore amended to relate to the Company’s Class A non-voting common stock because, under the terms of the Act, a notification is required only with respect to the acquisition of voting securities.
Consolidated Financial Statements of SS&C Technologies Holdings, Inc.
Note 16. Subsequent Events, page F-39
4.	We note from your response to prior comment 16 that you believe the disclosure of the date through which subsequent events have been evaluated is no longer required pursuant to ASU 2010-09. Pursuant to ASC 855-10-50-1, non-SEC filers should disclose (a) the date through which subsequent events have been evaluated and (b) if it is based on the date the financial statements were issued or were available to be issued. Please revise your disclosure to provide this information, as we believe you are not considered an SEC Filer as defined in ASC 855-10-20, given that your registration statement is not yet effective.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-40 of Amendment No. 3.
Note 17. Subsequent Event (unaudited), page F-40
5.	Please revise to disclose the estimated amount of additional non-cash stock-based compensation and unearned non-cash stock-based compensation that you expect to record in fiscal 2010 as a result of your stock option plan modifications.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-40 of Amendment No. 3.
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     In addition, set forth below is the Company’s response to comment number 5 from the letter dated January 22, 2010 from the Staff to Mr. Stone. The response below supplements the Company’s response letter to the Staff, dated February 5, 2010, that was provided in connection with the filing of Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on February 5, 2010.

Maryse Mills-Apenteng
March 12, 2010

Selected Historical Financial Data, page 38
5.	Revise to include pro forma earnings per share information (for the latest year and interim period) giving effect to the number of shares issued in this offering whose proceeds will be used to extinguish a portion of your outstanding 11 3/4% senior subordinated notes. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 40 of Amendment No. 3.
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     Please note that this filing includes as an exhibit an opinion of Wilmer Cutler Pickering Hale and Dorr LLP. Wilmer Cutler Pickering Hale and Dorr LLP hereby confirms to the Staff that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
     If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or James R. Burke or Justin L. Ochs of this firm at (617) 526-6062 and (202) 663-6303, respectively.
Sincerely,
/s/ John A. Burgess
John A. Burgess

cc:	Kathleen Collins, Esq. Melissa Feider, Esq. Evan S. Jacobson, Esq. James R. Burke, Esq. Justin L. Ochs, Esq.